FOR IMMEDIATE RELEASE

[Graphic omitted] Braskem


                      Braskem Announces Listing in Latibex

Sao Paulo, October 07, 2003 --- BRASKEM S.A. (NYSE: BAK; BOVESPA: BRKM5) today announced the listing of its class A preferred shares this coming Wednesday, Oct 8, in Latibex, the market of Latin-American companies quoted in Euros on Madrid's Stock Exchange. The Company's shares will be traded in lots of 50 shares, under the XBRK symbol. The announcement of this listing will take place exactly one year after the changing of the company's ADR ticker symbol on the New York Stock Exchange (NYSE) for BAK.

With a presence in Madrid, Braskem expands its relationship with the international capital markets while broadening its visibility in Europe. "We intend to count on Latibex as a growing platform of awareness for Braskem in the European continent", says Paul Altit, vice-president of the Company and responsible for Finance and Investor Relations.

The listing in Latibex demonstrates Braskem's commitment to be listed in the three most strategic equity markets for the Company: Brazil, the United States and Europe. With this initiative the Company aims also to develop additional sources of funding for its growth, as well as increase the liquidity of its shares. Braskem has selected "Santander Central Hispano Bolsa" as its market maker in Latibex.

Joining Latibex, Braskem takes advantage of the presence of some of the most important institutional investors and financial analysts based in Europe. In association with this listing, Braskem is already conducting a non-deal equity roadshow, visiting equity investors in Madrid, Barcelona, London, Edinburgh, Amsterdam and Zurich.

Braskem is committed to the highest standards of Corporate Governance and transparency with shareholders and investors. The Company is listed on Level 1 of Bovespa - the Sao Paulo Stock Exchange - and is scheduled to migrate to its Level II in less than two years time. Braskem is also listed through Level II ADRs in the NYSE and - as of now - in Latibex. The Company offers full tag along rights to all its shareholders.

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Braskem  is a  world-class  Brazilian  company,  a leader in the  thermoplastics segment in Latin America and among the five largest Brazilian privately-owned industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has a yearly production of approximately 5.0 million tons of petrochemical products.


This press release includes certain forward-looking statements that are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are subject to many risks, uncertainties and factors relating to the operating and business environments of Braskem and its subsidiaries that may cause the actual results of these companies to differ from any future results expressed or implied in such forward-looking statements.

Contacts:

Jose Marcos Treiger                Luiz Henrique Valverde             Vasco Barcellos
Investor Relations Officer         Investor Relations Manager         Investor Relaltions Manager
jm.treiger@braskem.com.br          (5511) 3443-9744                   (5511) 3443-9178
                                   luiz.valverde@braskem.com.br       vasco.barcellos@braskem.com.br


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